                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   831686 20 9
                                   -----------
                                 (CUSIP Number)

                                Richard Lieberman
                           FINOVA CAPITAL CORPORATION.
                         4800 North Scottsdale Boulevard
                              Scottsdale, AZ 85251
                                 (480) 636-4800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                November 8, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                         (Continued on following pages)

                                Page 1 of 9 pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 831686 20 9                   13D                    Page 2 of 9 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Finova Capital Corporation
      94-1278569
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.   OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e) [_]
 5.   N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            44,857,909
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             44,857,909
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.   44,857,909
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.   93.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.   CO
------------------------------------------------------------------------------

                                                               Page 3 of 9 Pages


                   SCHEDULE 13D OF FINOVA CAPITAL CORPORATION
        WITH RESPECT TO SECURITIES OF SMART CHOICE AUTOMOTIVE GROUP, INC.

Item 1. Security and Issuer

        Common stock, par value $0.01 per share

        Smart Choice Automotive Group, Inc.
        5200 South Washington Avenue
        Titusville, FL 33780

Item 2. Identity and Background

        This statement is being filed by Finova Capital Corporation ("Finova"), a Delaware corporation, which is engaged in the business of providing commercial finance and capital to mid-size businesses in the United States and abroad. Finova's principal business and office address is 4800 North Scottsdale Boulevard, Scottsdale, AZ 85351. Finova has not been convicted of a criminal proceeding during the last five years, nor has Finova during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        The executive officers and director of Finova, and/or any person controlling Finova, are identified below:

        The executive officers of Finova are as follows:

        Ian M. Cumming                    Chairman of the Board
        Lawrence S. Hershfield            Chief Executive Officer
        Joseph S. Steinberg               President
        William J. Hallinan               Executive Vice President-General Counsel & Secretary
        Randolph Todd Abrahams            Senior Vice President-Healthcare Finance
        Derek C. Bruns                    Senior Vice President-Internal Audit
        John B. Burtchaell Jr.            Senior Vice President-Special Assets
        Anthony P. DeMarco                Senior Vice President-Corporate Credit & Reporting
        Burt M. Feinberg                  Senior Vice President-Portfolio Management
        Jack Fields III                   Executive Vice President-Specialty Finance
        Glenn E. Gray                     Senior Vice President-Portfolio Management
        Randall R. Heller                 Senior Vice President-Portfolio Management
        Richard Lieberman                 Senior Vice President, Deputy General Counsel and
                                          Secretary
        Don A. Luttenegger                Senior Vice President-Transporation Finance
        Thomas E. Mara                    Senior Vice President
        Bruno A. Marszowski               Senior Vice President-Controller and Chief Financial
                                          Officer
        Scott H. Mitchell                 Senior Vice President-National Audit Manager
        Joseph Orlando                    Senior Vice President

                                                               Page 4 of 9 Pages

         Jeffrey A. Owings                 Senior Vice President-Resort Finance Lending
         William C. Roche                  Senior Vice President-Chief Administrative Officer
         Mirian C. Santa Cruz              Senior Vice President-Special Assets
         Stuart A. Tashlik                 Senior Vice President-Chief Financial Officer

         The directors of Finova, including their occupations and businesses addresses are as follows:

         Thomas F. Boland
         Managing Director
         Seneca Financial Group, Inc.
         39 Lewis Street
         Greenwich, CT 06830

         Ian M. Cumming
         Leucadia National Corporation
         529 East South Temple
         Salt Lake City, UT 84102

         G. Robert Durham
         244 Carlyle Lake Drive
         Creve Coeur, MO 63141

         Lawrence Hershfield
         The FINOVA Group Inc
         4800 N. Scottsdale Road
         Scottsdale, AZ 85251

         R. Gregory Morgan
         Munger, Tolles & Olson LLP
         355 South Grand Avenue, 35 FL
         Los Angeles, CA 90071

         Kenneth R. Smith
         Department of Economics
         McClelland Hall Room #430MM
         The University of Arizona
         Tucson, Arizona 85721

         Joseph S. Steinberg
         Leucadia National Corporation
         315 Park Avenue South, 20 FL
         New York, NY 10010

         Finova is a wholly-owned subsidiary of FINOVA Group, Inc. The executive officers and principal place of business of FINOVA Group, Inc. are as follows:

         Ian M. Cumming                    Chairman of the Board

                                                               Page 5 of 9 Pages

        Lawrence S. Hershfield            Chief Executive Officer
        Joseph S. Steinberg               President
        William J. Hallinan               Executive Vice President-General Counsel & Secretary
        Derek C. Bruns                    Senior Vice President-Internal Audit
        Bruno A. Marszowski               Senior Vice President-Controller and Chief Financial Officer
        William C. Roche                  Senior Vice President and Chief Administrative Officer
        Stuart A. Tashlik                 Senior Vice President-Planning and Communications
        Richard Lieberman                 Senior Vice President, General Counsel and Secretary

        FINOVA Group, Inc.
        4800 Scottsdale Road
        Scottsdale, Arizona 85251

        The directors of FINOVA Group,Inc., including their occupations and businesses addresses are as follows:

        Thomas F. Boland
        Managing Director
        Seneca Financial Group, Inc.
        39 Lewis Street
        Greenwich, CT 06830

        Ian M. Cumming
        Leucadia National Corporation
        529 East South Temple
        Salt Lake City, UT 84102

        G. Robert Durham
        244 Carlyle Lake Drive
        Creve Coeur, MO 63141

        Lawrence Hershfield
        The FINOVA Group Inc
        4800 N. Scottsdale Road
        Scottsdale, AZ 85251

        R. Gregory Morgan
        Munger, Tolles & Olson LLP
        355 South Grand Avenue, 35 FL
        Los Angeles, CA 90071

        Kenneth R. Smith
        Department of Economics
        McClelland Hall Room #430MM
        The University of Arizona
        Tucson, Arizona 85721

                                                               Page 6 of 9 Pages

          Joseph S. Steinberg
          Leucadia National Corporation
          315 Park Avenue South, 20 FL
          New York, NY 10010

          None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The Issuer and Crown Group, Inc. are guarantors, under amended and restated guaranties dated November 18, 1999 (the "Guaranties," and each a "Guaranty"), for certain related parties in connection with debt owed to Finova under that Second Amended and Restated Loan and Security Agreement dated as of November 9, 1998 ("Loan Agreement"), as amended by that Third Amended and Restated Schedule to the Loan Agreement dated as of September 25, 2000. The securities described in Item 5 hereof were acquired in exchange for Finova entering into that Forbearance Agreement among Finova, the Issuer and related parties of the Issuer dated November 8, 2001 (the "Forbearance Agreement") (as described in Item 6) and that Settlement Agreement between Finova and Crown Group, Inc. dated November 8, 2001 (the "Settlement Agreement")(as described in
Item 6). The Forbearance Agreement and the Settlement Agreement are attached hereto as Exhibits 1 and 2, respectively, and are expressly incorporated by reference herein.

Item 4.   Purpose of Transaction.

          The purpose of the transaction was to facilitate the continued operations of the Issuer. As described in greater detail in the Forbearance Agreement, material events of default under the Loan Agreement entitled Finova to exercise its remedies against the Issuer and its related parties and subsidiaries under the Loan Agreement and the Guaranties, including the immediate recovery of collateral. Finova acquired an option to purchase the Issuer's remaining authorized but unissued common stock as consideration for the partial and conditional forbearance of its rights and remedies against the Issuer under the Loan Agreement and Issuer's Guaranty. In addition, pursuant to the Settlement Agreement, Finova settled the limited liability of Crown Group, Inc. under its Guaranty in exchange for a substantial cash payment by Crown Group, Inc. and an option to purchase shares of the Issuer held by Crown Group, Inc.

          Pursuant to the Forbearance Agreement, the Issuer agreed to wind down the operations of its unprofitable Florida subsidiaries and Finova foreclosed upon certain assets from these subsidiaries that were collateral under the Loan Agreement. These subsidiaries and the assets foreclosed upon by Finova represent a material portion of the business of the Issuer. However, the execution of the Forbearance Agreement allows the continued operations of the Issuer and its subsidiaries with operations in Texas.

          Finova does not presently intend to exercise its options to purchase stock of the Issuer from either Crown Group, Inc. or from the Issuer.

                                                               Page 7 of 9 Pages


          There is no affiliation between Finova and Crown Group, Inc. Other than described above, Finova has no present intentions of causing any of the acts or events described in Item 4 of Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

          (a) Finova beneficially owns in the aggregate 44,857,909 shares of the Issuer's common stock. Finova holds an option to purchase 38,000,000 shares of the Issuer's authorized but unissued common stock from the Issuer and an option to purchase 6,857,909 shares of the Issuer's common stock from Crown Group, Inc. Finova beneficially owns approximately 93.9% of the common stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

          (b) Finova possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.

          (c) Except as set forth elsewhere in this Schedule, Finova has not effected any transactions in the Issuer's common stock during the 60 days prior to the date hereof.

          (d)  Not applicable

          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          On November 8, 2001, Finova, the Issuer and related parties of the Issuer entered into the Forbearance Agreement. Under the Forbearance Agreement, Finova was issued a 120-day option to purchase 38,000,000 shares of the Issuer's authorized but unissued common stock ("Issuer Option") at an exercise price of $0.30 per share. As consideration, Finova agreed to conditionally forbear, for a period of up to 60 days, the exercise of its remedies under the Loan Agreement and Guaranty resulting from a material breach of such agreements by the Issuer and its related parties. Also under this Forbearance Agreement, Finova was issued an option to purchase the equity interests in certain related parties to the Issuer ("Related Party Option"). However, the terms of the Forbearance Agreement provide that Finova may exercise only one of the two options granted under the agreement. Upon the closing of a purchase under either the Issuer Option or the Related Party Option, the remaining unexercised option shall immediately terminate.

          Also on November 8, 2001, Finova and Crown Group, Inc. entered into the Settlement Agreement. Under the Settlement Agreement, Finova was issued a 120-day option to purchase 6,857,907 shares of the Issuer's common stock held by Crown Group, Inc. ("Crown Option") at an aggregate exercise price of $1.00 and Finova also received a cash payment of $1 million. As consideration for the grant of the Crown Option and the cash payment, Finova agreed to release Crown from any remaining liability arising from Crown Group, Inc.'s obligations under its Guaranty. The Crown Option may be exercised in whole, but not in part. The exercise of the Crown Option is also conditioned on the lack of exercise of the Related Party Option. Upon the

                                                               Page 8 of 9 Pages


closing of a purchase under the Related Party Option, the Crown Option shall immediately terminate.

Item 7.   Material to be Filed as Exhibits.

          (1) Forbearance Agreement entered into as of November 8, 2001 among Finova, the Issuer, Florida Finance Group, Inc., Liberty Finance Company, Smart Choice Receivables Holding Company, First Choice Auto Finance, Inc., Paaco Automotive Group, L.P., Premium Auto Acceptance Corporation and SC Holdings, Inc. relating to the grant of the options to purchase the Issuer's common stock and the limitations thereon.

          (2) Settlement Agreement entered into as of November 8, 2001 between Finova and Crown Group, Inc. relating to the grant of the options to purchase the Issuer's common stock and the limitations thereon.

                                                               Page 9 of 9 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2001           By:    /s/ Philip Clark
                                      ------------------------------------------
                                   Name: Philip Clark
                                   Title: Vice President - Assistant Secretary

                                 EXHIBIT INDEX


EX_1 .....................   Forbearance Agreement

EX_2 .....................   Settlement Agreement